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                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Name of foreign utility company.

         Centro Energia Teverola S.p.A.

Name of filing company, if filed on behalf of a foreign utility company.

         Foster Wheeler Corporation

The Commission is requested to address communications to:

William McCarthy
Foster Wheeler Power Systems, Inc.
Perryville Corporate Park
Clinton, NJ 08809-4000
(908) 730-4000

Zori G. Ferkin
Dewey Ballantine LLP
1775 Pennsylvania Ave., N.W.
Washington, D.C.  20006-4605
(202) 862-1000

                                                                FILE NO. _____

     Foster Wheeler Corporation, on behalf of Centro Energia Teverola S.p.A., a corporation organized in Italy, hereby files with the Securities and Exchange Commission, pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended by Section 715 of the Energy Policy Act of 1992, Pub. L. 102-487, and Rule 57 of the implementing regulations thereunder, 17 C.F.R.
Section 250.57, the Notice claiming exemption as a foreign utility company.

     In support of this claim for exemption, the following information is submitted.

                                     ITEM 1

State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and


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distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

A.       Name of Entity Claiming Foreign Utility Company Status

         Centro Energia Teverola S.p.A. ("CET")

B.       Business Address

         Centro Energia Teverola S.p.A.
         Via Sebastiano Caboto
         20094 Corsico (Milan)
         Italy

C.       Description of Facilities

         The facilities used for the generation of electric energy for sale generally consist of two (2) gas turbine generators, two (2) heat recovery steam generators, one (1) steam turbine generator and an air-cooled condenser and related auxiliaries. The facilities will produce electric energy for sale to ENEL S.p.A., the Italian state-owned electricity company under negotiated power sales agreements. Each gas turbine is expected to produce approximately 47.7 megawatts (gross) output of electric power per hour and is equipped with dry, low-Nox burners. The steam turbine is expected to produce approximately 47.2 megawatts (gross) output of electric power per hour. Auxiliary power is estimated at 4.0 megawatts for a total net power output at the Plant of approximately 146 megawatts.

         The facilities used for the transmission and/or distribution of electric energy for sale include limited interconnection facilities required to deliver electric energy to ENEL S.p.A.

D. Persons Holding Five Percent (5%) Or More Of Any Class of Voting Securities Of The Foreign Utility Company And Amount And Nature of the Interest

         CET is a corporation organized in Italy. The shareholders in CET, and their interests therein, are as follows:

         Foster Wheeler Italiana S.p.A., an Italian corporation and a wholly owned indirect subsidiary of Foster Wheeler Corporation, a Delaware corporation, holds a 50% ownership interest.

         Merloni Electrodomestici S.p.A., an Italian corporation, holds the other 50% ownership interest.

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                                     ITEM 2

State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company or its interest in the foreign utility company.

                                       N/A

                                    EXHIBIT A

If applicable, the state certification(s) required under Section 33(a)(2) of the Act. Certification(s) previously filed with the Commission may be incorporated by reference. If the certification(s) is not available at the time of filing the Form U-57, so state, and undertake to file such certification as an amendment when available; however, foreign utility company status will be not be deemed obtained until all required certification(s) have been filed.

                                       N/A

                                 * * * * * * * *


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 ----------------------------
                                                 Zori G. Ferkin
                                                 Dewey Ballantine LLP
                                                 1775 Pennsylvania Avenue, N.W.
                                                 Washington, D.C.  20006-4605
                                                 (202) 862-1000

                                                 Counsel for
                                                 Foster Wheeler Corporation
                                                 on behalf of Centro
                                                 Energia Teverola S.p.A.

Dated: July 15, 1998

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